6/18

02042192

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C Squared Developments

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 17576

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/27/02

C SQUARED DEVELOPMENTS INC.

Annual Report
2001

President's Message

The past year was one of significant reorganization for the Company, including a share consolidation, name change and settlement of debt. These steps were deemed critical to the survival of the Company and its listing.

Subsequent to year end, the Company acquired a 50% interest in 900 mineral claims in the Otish Mountain area of central Quebec. The claims are situated approximately 20 miles north of Ashton's Renard Kimberlite discoveries, consisting of six kimberlite pipes, two of which are diamondiferous. The four additional pipes are being tested for diamond content with results anticipated by July 2002. The Company intends to commence exploration on these claims by September 2002.

Two financings were also completed in early 2002 to finance acquisitions, and provide general working capital.

Numerous other opportunities in the resource sector are being investigated by the Company, including precious metals, and oil and gas situations.

I wish to thank our shareholders for their support.

"*Jonathan George*"

Jonathan George,
President

May 2, 2002

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

x Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
C SQUARED DEVELOPMENTS INC.	December 31, 2001	02/04/15

ISSUER'S ADDRESS

735 – 1489 Marine Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
West Vancouver,	B.C.	V7T 1B8	(604) 913-0628	(604) 913-0613

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Jonathan George	President	(604) 913-0613

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jonathan George"	Jonathan George	02/05/07

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Luca Riccio"	Luca Riccio	02/05/07

C SQUARED DEVELOPMENTS INC.

(Formerly: Lucero Resource Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(DECEMBER 31, 2000)

C SQUARED DEVELOPMENTS INC.

(Formerly: Lucero Resource Corp.)

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(DECEMBER 31, 2000)

CONTENTS	**PAGE**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

AUDITORS' REPORT

To the Shareholders of
C Squared Developments Inc.(Formerly: Lucero Resource Corp.)

We have audited the consolidated balance sheets of C Squared Developments Inc. (Formerly: Lucero Resource Corp.) as at December 31, 2001 and December 31, 2000, the consolidated statements of operations and deficit, the consolidated statements of cash flows, and the consolidated schedules of deferred exploration and development costs for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
April 15, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

C SQUARED DEVELOPMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001
(With comparative audited consolidated figures for December 31, 2000)

	2001	2000
ASSETS		
Current Assets		
Cash	$ 2,747	$ 53,279
Cash in trust	1,388	-
Goods and services tax recoverable	3,573	2,878
Deposit	1,722	-
	9,430	56,157
Property, Plant and Equipment (Notes 3 and 6)	16,916	21,516
Reclamation Bonds	7,000	7,000
	$ 33,346	$ 84,673
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 119,788	$ 241,339
Due to related party (Note 8)	41,725	34,475
Convertible loan payable (Note 9)	165,000	165,000
	326,513	440,814
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 10)	9,989,835	9,789,173
Share Subscription Advances	14,737	4,737
Deficit	(10,297,739)	(10,150,051)
	(293,167)	(356,141)
	$ 33,346	$ 84,673

Approved on Behalf of the Board:

"Jonathan George"
Director

"Luca Riccio"
Director

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	2001	2000
ADMINISTRATION COSTS:		
Amortization	$ 4,600	$ 6,890
Consulting fees	43,200	38,500
Management fees	42,000	42,000
Office	7,262	44,478
Professional fees	14,228	99,607
Promotion and travel	439	690
Regulatory and transfer agent fees	13,776	17,018
Salaries and benefits	-	3,019
Shareholder communications	7,147	1,708
TOTAL ADMINISTRATION COSTS	132,652	253,910
OTHER ITEMS:		
Interest and investment income	(448)	(8,959)
Gain on settlement of debt	(16,500)	-
Loss on disposal of capital assets	-	1,556
Loss on write-down and write-off of mineral properties (Note 11)	31,984	3,926,839
	15,036	3,919,436
NET LOSS FOR THE YEAR	147,688	4,173,346
DEFICIT AT BEGINNING OF YEAR	10,150,051	5,976,705
DEFICIT AT END OF YEAR	$ 10,297,739	$ 10,150,051
Loss per share	$ (0.06)	$ (2.30)

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	2001	2000
OPERATING ACTIVITIES:		
Net loss for the year	$ (147,688)	$ (4,173,346)
Adjustments:		
Amortization	4,600	6,890
Gain on settlement of debt	(16,500)	-
Loss on disposal of capital assets	-	1,556
Loss on write-down and write-off of mineral properties	31,984	3,926,839
	(127,604)	(238,061)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(695)	542
Prepaid expenses	-	2,874
Deposit	(1,722)	15,929
Accounts payable and accrued liabilities	60,611	34,565
Due to related party	42,250	34,475
Loan payable	-	(7,967)
	(27,160)	(157,643)
FINANCING ACTIVITIES:		
Issue of share capital for cash	-	592,905
Share subscription advances	10,000	4,737
Proceeds on sale of capital assets	-	3,000
	10,000	600,642
INVESTING ACTIVITIES:		
Acquisition costs of capital assets	-	(792)
Acquisition costs of mineral properties	(15,300)	(169,080)
Proceeds on sale of mineral property	-	22,341
Deferred exploration and development costs	(16,684)	(269,939)
Reclamation bonds	-	25,000
	(31,984)	(392,470)
INCREASE (DECREASE) IN CASH	(49,144)	50,529
CASH AT BEGINNING OF YEAR	53,279	2,750
CASH AT END OF YEAR	$ 4,135	$ 53,279
Cash Consists of:		
Cash	$ 2,747	$ 53,279
Cash in trust	1,388	-
	$ 4,135	$ 53,279

Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	2001				2000			
	Palo Pinto Properties	Macromin Properties	Other Properties	Total	Palo Pinto Properties	Macromin Properties	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS								
Assays	$ -	$ -	$ -	$ -	$ -	$ 5,313	$ -	$ 5,313
Consulting – geographical	11,053	4,866	-	15,919	-	29,464	-	29,464
Drilling	-	-	-	-	-	101,320	-	101,320
Office and miscellaneous	-	-	-	-	-	44,605	5,822	50,427
Professional fees	-	-	765	765	-	-	914	914
Property maintenance	-	-	-	-	-	61,291	16,500	77,791
Travel and accommodations	-	-	-	-	-	4,710	-	4,710
Total costs incurred during the year	11,053	4,866	765	16,684	-	246,703	23,236	269,939
Balance, beginning of year	-	-	-	-	-	1,422,699	97,240	1,519,939
Write-down of mineral properties	(11,053)	(4,866)	(765)	(16,684)	-	(1,669,402)	(120,476)	(1,789,878)
Balance, end of year	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND OPERATIONS

C Squared Developments Inc. (formerly: Lucero Resource Corp.) (the "Company") is engaged in the acquisition of mining properties.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficit and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2001	$ 10,297,739	$ (317,083)
December 31, 2000	$ 10,150,051	$ (384,657)

2. CHANGE OF NAME

Pursuant to a special resolution passed by the shareholders of the Company on February 13, 2001, the Company changed its name from Lucero Resource Corp. to C Squared Developments Inc., effective July 19, 2001.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration projects, until such time as the projects are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties related to a project are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

d. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method, at the following annual rates:

Office furniture and equipment	20%
Computer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e. Loss per Share

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

f. Incentive Stock Options

The Company has adopted a formal incentive stock option plan, which is described in Note 10. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

g. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Costs, at the period average in which the transaction occurred.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, accounts payable and accrued liabilities, amount due to related party, and convertible loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

5. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of its wholly-owned inactive subsidiaries:

- Lucero Resource, Inc., incorporated in the State of Nevada on September 9, 1986;
- Lucero Chile S.A., incorporated in Chile on June 5, 1997;
- Lucero Developments (Barbados) Limited, incorporated in Barbados on June 5, 1997;
- Lucero Holdings (Barbados) Limited, incorporated in Barbados on June 24, 1997;
- Lucero Mexico, S.A. de C.V., incorporated in Mexico on December 6, 1996.

6. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2001 Net Book Value	2000 Net Book Value
Office furniture and equipment	$ 41,849	$ 27,010	$ 14,839	$ 18,545
Computer equipment	25,114	23,037	2,077	2,971
	$ 66,963	$ 50,047	$ 16,916	$ 21,516

7. MINERAL PROPERTIES

	2001			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-down and Write-off of Mineral Properties	Total
a. Palo Pinto Properties	$ 15,300	$ 11,053	$ (26,353)	$ -
b. Labrador Claims	-	-	-	-
c. Macromin Properties	-	4,866	(4,866)	-
d. Reyna Neyra Property	-	765	(765)	-
e. Spur Property	-	-	-	-
	$ 15,300	$ 16,684	$ (31,984)	$ -

	2000			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-down and Write-off of Mineral Properties	Total
a. Palo Pinto Properties	$ -	$ -	$ -	$ -
b. Labrador Claims	(1,477)	-	1,477	-
c. Macromin Properties	2,108,019	1,669,403	(3,777,422)	-
d. Reyna Neyra Property	37,355	85,880	(123,235)	-
e. Spur Property	15,405	34,595	(50,000)	-
	$ 2,159,302	$ 1,789,878	$ (3,949,180)	$ -

a. <u>Palo Pinto Properties</u>

On June 15, 2001, the Company entered into an agreement with Greentree Resources Inc., a privately held Texan corporation, wherein the Company may earn a 90% working interest in oil and gas leases covering 354 acres in Palo Pinto County, Texas, by funding 100% of well drilling costs through to casing.

During the current year, management of the Company decided not to proceed with this acquisition, the related capitalized costs were written-off to deficit.

8. DUE TO RELATED PARTY

The amount due to the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

9. CONVERTIBLE LOAN PAYABLE

The convertible loan payable represents a promissory note convertible into common shares at $2 per share of principal outstanding anytime after December 16, 1999. The note is unsecured and does not bear interest.

10. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2001		2000	
	Number of Shares (Post-consolidated)	Amount $	Number of Shares (Pre-consolidated)	Amount $
Balance, Beginning of Year	2,246,557	$ 9,789,173	16,548,013	$ 8,931,268
Issued During the Year for:				
Cash	-	-	4,667,561	592,905
Mineral properties	-	-	250,000	65,000
Convertible loan	-	-	1,000,000	200,000
Debt	200,662	200,662	-	-
Balance, End of Year	2,447,219	$ 9,989,835	22,465,574	$ 9,789,173

Transactions for the Issue of Share Capital
<u>During the Year Ended December 31, 2001</u>:

a. Pursuant to a special resolution passed by the shareholders on February 13, 2001, the Company consolidated its share capital on a ten (10) "old' shares for one (1) "new" share basis; and increased its consolidated authorized share capital to 100,000,000 shares without par value effective July 19, 2001.

b. The Company issued 200,662 post-consolidated shares at a price of $1 per share to settle debt totalling 200,662.

10. SHARE CAPITAL (CONT'D)

During the Year Ended December 31, 2000:

a. The Company completed a Private Placement financing consisting of 2,680,727 units at a price of $0.11 per unit for a total consideration of $294,880. Each unit consists of one (1) share of the Company's capital stock and one (1) share purchase warrant exercisable to acquire an additional share at a price of $0.14 per share on or before August 22, 2003.

b. The Company completed a Private Placement financing consisting of 1,986,834 units at a price of $0.15 per unit for a total consideration of $298,025. Each unit consists of one (1) share of the Company's capital stock and one (1) share purchase warrant exercisable to a acquire an additional share at a price of $0.17 per share on or before February 23, 2001 or at a price of $0.20 per share on or before February 23, 2002.

c. The Company issued 250,000 pre-consolidated shares at a price of $0.26 per share for the acquisition of the Macromin Properties.

d. The Company issued 1,000,000 pre-consolidated shares at a price of $0.20 per share for the conversion of a promissory note.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of post-consolidated shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 402,311. Options granted under the Plan may have a maximum term of ten (10) years. The exercise price of options granted under the Plan will not be less than the market price of the shares (defined as the average closing market price of the Company's shares for the ten (10) trading days immediately preceding the day on which the Canadian Venture Exchange receives notice regarding the granting of such options), or such other price as may be agreed to by the Company and accepted by the Canadian Venture Exchange.

10. SHARE CAPITAL (CONT'D)

By a shareholder special resolution dated February 13, 2001, the Company approved an amendment to the Company's stock option plan (the "Plan") to increase the maximum number of shares that may be issued upon exercise of stock options grants under the Plan from 141,700 post-consolidated shares to 402,311 post-consolidated shares. This transaction is subject to regulatory approval.

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock option plan as of December 31, 2001 and 2000, and changes during the years then ended is as follows:

	2001		2000	
	Shares (Post-consolidated)	Weighted Average Exercise Price	Shares (Pre-consolidated)	Weighted Average Exercise Price
Options outstanding, beginning of year	104,000	$ 2.00	1,650,000	$ 0.20
Forfeited/cancelled	(35,000)	(2.00)	(610,000)	(0.20)
Options outstanding, end of year	69,000	$ 2.00	1,040,000	$ 0.20

At December 31, 2001 the Company had outstanding stock options to acquire 69,000 shares of its capital stock as follows:

Number (Post-consolidated)	Exercise Price	Expiry Date
10,000	$2.00	March 25, 2002
3,500	$2.00	May 21, 2002
2,500	$2.00	November 26, 2003
33,000	$2.00	December 10, 2004
20,000	$2.00	October 26, 2004
69,000 (a)		

(a) Subsequently cancelled.

10. SHARE CAPITAL (CONT'D)

Warrants:

At December 31, 2001 the Company had outstanding share purchase warrants exercisable to acquire 466,755 post-consolidated shares of its capital stock as follows:

Number (Post-consolidated)	Exercise Price	Expiry Date
268,072	$1.40	August 22, 2003
198,683	$2.00	February 23, 2002
466,755		

11. WRITE-DOWN AND WRITE-OFF OF MINERAL PROPERTIES

	2001	2000
Acquisition costs of mineral properties, beginning of year	$ -	$ 1,560,222
Additions during the year	15,300	599,080
Less sales proceeds	-	(22,341)
Net acquisition costs written-off	15,300	2,136,961
Write-down of mineral properties (Page 5)	16,684	1,789,878
	$ 31,984	$ 3,926,839

12. RELATED PARTY TRANSACTIONS

The Company was involved in the following related party transactions:

a. Management fees totalling $42,000 (2000 - $42,000) have been incurred with the President of the Company.

b. Exploration and development expenditures totalling $ Nil (2000 - $14,794) were incurred with and were partially payable to former Directors of the Company or corporations controlled by them.

12. RELATED PARTY TRANSACTIONS (CONT'D)

c. Exploration and development expenditures totalling $Nil (2000 - $104,340) were incurred with and were partially payable to the corporation in which a former Director of the Company was the President. As at December 31, 2001, an amount totalling $18,381 (2000 - $18,381) remains as an account payable.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

13. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended December 31, 2001 as follows:

	2001	2000
Non-cash financing activities:		
Convertible loan payable	$ -	$ 165,000
Share capital issued for:		
Debt	200,662	-
Convertible loan	-	200,000
Mineral properties	-	65,000
	$ 200,662	$ 430,000
Non-cash investing activities:		
Acquisition cost of mineral properties	$ -	$ (430,000)

14. CORPORATE INCOME TAX

The Company has certain resource related deductions, net of amounts renounced through flow-through share agreements, and has other losses which are available to be offset against future income in Canada. The benefits of these losses and deductions are not reflected in these consolidated financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

15. SUBSEQUENT EVENTS

a. The Company completed a non-brokered Private Placement financing consisting of 2,000,000 Special Warrants at a price of $0.10 per Special Warrants for a total consideration of $200,000. Each Special Warrant is convertible, at no additional cost, into one (1) common share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.10 per share on or before January 8, 2003 and at a price of $0.12 per share on or before January 8, 2004.

b. The Company cancelled its existing stock options at December 31, 2001.

c. The Company granted new stock options to purchase up to 300,000 shares, exercisable at $0.10 per share for a term of five years, under its Stock Option Plan. The transaction is subject to regulatory approval.

d. The Company completed a non-brokered Private Placement financing consisting of 500,000 Special Warrants at a price of $0.12 per Special Warrants for a total consideration of $60,000. Each Special Warrant is convertible, at no additional cost, into one (1) common share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.15 per share on or before January 21, 2004.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_____ Schedule A

x Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
C SQUARED DEVELOPMENTS INC.	December 31, 2001	02/04/15

ISSUER'S ADDRESS

735 – 1489 Marine Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
West Vancouver,	B.C.	V7T 1B8	(604) 913-0628	(604) 913-0613

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Jonathan George	President	(604) 913-0613

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jonathan George"	Jonathan George	02/05/07

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Luca Riccio"	Luca Riccio	02/05/07

C SQUARED DEVELOMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
DECEMBER 31, 2001

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 12 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $42,000 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED DECEMBER 31, 2001:

Date Of Issue	Type Of Security	Type Of Issue	Number Of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Sept. 26/01	Common Shares	Settlement Of debt	200,662	$ 1	$ 200,662	Debt	Nil

B. OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2001:

NIL

C SQUARED DEVELOMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
DECEMBER 31, 2001

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001:

Authorized share capital - 100,000,000 shares without par value.

A total of 2,447,219 shares have been issued for a total of $9,989,835.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	10,000	$2.00	March 25, 2002
Stock Options	3,500	$2.00	May 21, 2002
Stock Options	2,500	$2.00	November 26, 2003
Stock Options	33,000	$2.00	December 10, 2004
Stock Options	20,000	$2.00	October 26, 2004
Warrants	268,072	$1.40	August 22, 2003
Warrants	198,683	$2.00	February 23, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 15, 2002:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

C SQUARED DEVELOMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
DECEMBER 31, 2001

REVIEW OF OPERATIONS

During the year, the Company endeavored to reorganize its affairs to facilitate future activities.

On February 13, 2001, shareholder approval was received to consolidate the common shares of the Company on a 10 old for 1 new basis, resulting in 2,246,557 shares outstanding. Shareholders also approved a name change from "Lucero Resource Corp." to "C Squared Developments Inc." Disinterested shareholders approved an amendment to the Company's stock option plan (the "Plan"), to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 141,700 post-consolidation shares to 402,311 post- consolidation shares.

Changes to the Board of Directors

During the year, Messrs. Frank Arcese and Tom Rafael resigned from the Board of Directors of the Company.

Debt Settlement

The Company entered into debt settlement agreements with five creditors by issuing 2,006,624 pre-consolidation shares to satisfy $200,662.40 in debt.

Acquisitions

On June 15, 2001, the Company entered into an agreement with Greentree Resources Inc., a private Texan corporation, to acquire a 90% working interest in oil and gas leases located in Palo Pinto County, Texas. On October 10, 2001, the Company terminated the agreement.

Subsequent Events

Subsequent to year-end the Company entered into two financings. On January 9, 2002, the Company entered into a non-brokered private placement of up to two million special warrants at a price of $0.10 per special warrant for gross proceeds of $200,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two.

On January 22, 2002, the Company entered into a non-brokered private placement of up to 500,000 special warrants for gross proceeds of $60,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.15 per share for a term of two years.

C SQUARED DEVELOMENTS INC.
(FORMERLY: LUCERO RESOURCE CORP.)
DECEMBER 31, 2001

Proceeds of the financings are to be used towards acquisitions, debt, and general working capital.

On February 14, 2002, the Company acquired a 50% interest in 900 mineral claims in the Otish Mountain area of central Quebec. The claims were acquired to explore their potential to host kimberlite pipes, six of which have been located by Ashton Mining of Canada in the region. The Company paid 10% above staking costs and has agreed to issue 200,000 shares to an arm's length party who facilitated the acquisition.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

82-1756

02 JUN 13 AM 11:31

C SQUARED DEVELOPMENTS INC.

Suite 735, 1489 Marine Drive
West Vancouver, B.C., V7T 1B8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders ("Registered Shareholders") of C Squared Developments Inc. (the "Company") will be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on Tuesday, June 11, 2002 at 11:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2001 together with the auditors' report on those statements and consider resolutions to:

1. elect directors for the ensuing year;

2. appoint Jones Richards & Company, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditors; and

3. transact such other business as may properly be put before the meeting.

Accompanying this Notice of Meeting is an Information Circular and Instrument of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof. Only shareholders of record at the close of business on May 2, 2002 will be entitled to vote at the meeting.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

Dated at Vancouver, British Columbia the 2nd day of May, 2002.

ON BEHALF OF THE BOARD

(signed) *"Jonathan W. George"*

Jonathan W. George
President

C SQUARED DEVELOPMENTS INC.
(the "Company")

735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

INFORMATION CIRCULAR

(for the Annual General Meeting to be held on Tuesday, June 11, 2002)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the shareholders ("Registered Shareholders") of the Company to be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia, on the 11th day of June, 2002, at the hour of 11:00 o'clock in the forenoon.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2001 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Registered Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company is authorized to issue 100,000,000 shares without par value.

As at the date hereof, 3,332,219 common shares are issued and outstanding.

The quorum for a meeting of Registered Shareholders is: 166,611 common shares.

All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at May 2, 2002, are entitled to attend and vote at the Meeting. Shareholders who **wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.**

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.*	1,346,575	40%
Jonathan George	516,667	15.5%

* The beneficial owner of shares held by depositories is not known to the directors or officers of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present(1)
Jonathan George West Vancouver, B. C. ***President and Director***	Self-employed Consulting Geologist, December, 1983 to present.	May 27, 1996	764,216 common shares; 100,000 options; 721,667 warrants
Luca M. Riccio North Vancouver, B. C. ***Director***	Consulting Geologist, Riccio Geoconsulting Ltd. since August, 1993.	December 1, 1987	1,000 common shares; 25,000 options
R. Stuart Angus Vancouver, B. C. ***Secretary and Director***	Barrister & Solicitor, Fasken Martineau since February 2001; previously a partner with Stikeman Elliott, March 1996 to January 2001.	October 25, 1999	18,756 common shares; 233,333 special warrants(2); 100,000 options; 3,333 warrants
Robert A. Watts Victoria, B. C. ***Director***	Financial Consultant to the mining industry.	October 25, 1999	700 common shares; 25,000 options

(1) The information as to securities beneficially owned has been provided by the directors themselves.
(2) Each special warrant is convertible into one common share and one share purchase warrant.

Advance notice of the Meeting was published in *The Province* newspaper on April 15, 2002 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the shareholders of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently one Executive Officer of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the most recently completed financial year to the Chief Executive Officer of the Company and all Executive Officers receiving total compensation in excess of $100,000 ("Named Executive Officer"):

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen -sation ($)
Jonathan George, President	2001	Nil	Nil	42,000[(1)]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	42,000[(1)]	Nil	Nil	Nil	Nil
	1999	Nil	Nil	42,000[(1)]	130,000[(2)]	Nil	Nil	Nil

(1) Paid/accrued to Jonathan George for management fees.
(2) These options have been cancelled.

Options and Stock Appreciation Rights (SARs)

At the Company's annual general meeting held on March 31, 1999, the shareholders of the Company approved the adoption of a stock option plan (the "Plan") in order to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors and employees, to reward directors and employees for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments. Stock options grants are determined by the Company's directors and may only be granted under the Plan and in compliance with applicable laws and regulatory policy. The policies of the Plan limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options.

No stock options were granted to the Named Executive Officer during the most recently completed financial year.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by the Named Executive Officer and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at December 31, 2001		Value of Unexercised in-the-Money Options/SARs at December 31, 2001[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jonathan George, President	Nil	Nil	23,000	Nil	$230	Nil

(1) Calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2) Value using the market value of the securities on December 31, 2001, less the exercise price per share.

Option and SAR Repricings

No options or SARs held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Directors

Other than the above, there was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company did not grant incentive stock options to directors, officers and employees of the Company during the Company's most recently completed financial year.

No stock options or SARs held by the directors and officers of the Company have been repriced downward during the most recently completed financial year of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed below, none of the persons who were directors or officers of the Company at any time during the Company's last completed financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On March 25, 2001, the directors of the Company agreed to enter into debt settlement agreements for the allotment and issuance of a total of 2,006,624 common shares of the Company at a price of $0.10 per share in full satisfaction of the Company's outstanding indebtedness. As a result of the Company's consolidation of its shares on a 10 for 1 basis effected on July 19, 2001, the Company issued the 200,662 common shares on September 26, 2001, of which 146,247 common shares were issued to the following insiders of the Company as set out below:

Creditor	**Number of Shares**
Jonathan George	35,000
Marilyn Wong	41,933
Stikeman Elliott [(1)]	69,314

(1) R. Stuart Angus was a partner with Stikeman Elliott from March 1996 to January 2001.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Jones, Richards and Company, Certified General Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Jones, Richards and Company, Certified General Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Jonathan George	Director and President
Luca Riccio	Director
Robert A. Watts	Director

OTHER MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 2nd day of May, 2002.

ON BEHALF OF THE BOARD

(signed) *"Jonathan W. George"*

Jonathan W. George
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

C SQUARED DEVELOPMENTS INC.

(the "Company")

TO BE HELD AT 2ND FLOOR, 888 DUNSMUIR STREET, VANCOUVER, B.C.

ON TUESDAY, JUNE 11, 2002, AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Jonathan George, President of the Company, or failing this person, R. Stuart Angus, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Jonathan W. George		N/A	
2. To elect as Director, Luca M. Riccio		N/A	
3. To elect as Director, R. Stuart Angus		N/A	
4. To elect as Director, Robert A. Watts		N/A	
5. Appointment of Jone Richards & Co. as auditors of the Company		N/A	
6. To authorize the Directors to fix the Auditors' remuneration			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
8.			
9.			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

82-1756.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote